Exhibit 99.54

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 17

Leading independent advisory firm recommends HudBay shareholders vote against SRM’s resolution

HudBay responds to SRM’s claims, to host conference call on Monday, March 16, 2009

Toronto, Ontario, March 13, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) announces that Glass Lewis & Co., a leading independent proxy advisory firm owned by Ontario Teachers Pension Plan and whose recommendations are relied upon by hundreds of clients worldwide, formally recommends that shareholders vote against SRM Global Master Fund Limited Partnership’s (“SRM”) resolution to remove HudBay’s current board of directors.

In recommending that HudBay shareholders vote AGAINST SRM’s resolution, Glass Lewis states that:

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“We are concerned that the replacement of the entire board is a drastic step that could disrupt the board and/or management’s operations, depriving the Company of much-needed leadership amid a major financial downturn.”

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“Further, we are concerned that the Dissident has failed to outline a substantial strategic plan for improvement at the Company, other than appointing Dissident nominee (Peter) Jones as CEO. Instead, the Dissident reports that such a plan could only be finalized after the Dissident nominees were elected to the board and provided with access to requisite information regarding the Company. As such, we do not believe the Dissident has provided any reason to believe that its own strategy would yield better results for the company’s performance than management’s current strategy.”

•	“In our view, giving the Dissident one or two seats on the board (out of a total of eight board seats) would be more appropriately aligned with the Dissident’s equity interest in the Company.”

•	“We believe that incumbent management, with access to more and better information regarding the company, should be given the benefit of the doubt regarding strategic business directions.”

Glass Lewis & Co. concluded that:

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“…the removal of the entire board at this time could potentially disturb the Company’s operations and have a detrimental impact on shareholder value. Accordingly, we recommend that shareholders vote AGAINST this proposal on the Company’s BLUE proxy card.”

“We are pleased that Glass Lewis & Co., after a careful review of the facts, supports our position that shareholders vote against the SRM resolution,” said Colin K. Benner, Interim CEO of HudBay Minerals. “This independent recommendation reaffirms our belief that we have the right strategy to create value for all of our shareholders. We urge all HudBay shareholders to vote their blue proxy against the SRM resolution to prevent its hand-picked slate of nominees from seizing control of your company.”

HudBay further announces that it has made available an updated presentation that refutes SRM’s claims and raises additional questions about the foreign hedge fund’s ongoing motives in its attempt to acquire control of HudBay. The presentation is posted to the company’s website at www.hudbayminerals.com.

SRM’s circular relies on half-truths, innuendo and selective disclosure of the facts to further mislead HudBay’s shareholders. For example SRM criticizes HudBay’s acquisition of Skye Resources Inc. (“Skye”), even though SRM supported the transaction when it was announced. In fact, SRM went so far as to advocate for support of the transaction on management’s behalf, as noted in correspondence between SRM and HudBay:

“Our line is that the [Skye acquisition] is a good move for the company and we support the growth strategy.”

-	A June 24, 2008 email from SRM to HudBay.

“We fully support the Company’s highly accretive actions in the development of Laylor [sic] Lake, further exploration in the Flin Flon belt and the acquisition of Skye’s Fenix Nickel Project in Guatemala.”

-	A July 30, 2008 letter from SRM to HudBay.

Although SRM claims to advocate for shareholders, this is little more than posturing. Unlike SRM, HudBay’s current Board of Directors is committed to governance leadership in Canada. It plans to introduce amendments to the Company’s bylaws that address shareholder concerns and enhance its governance practices. SRM has made no such commitment.

In addition, SRM’s circular selectively quotes from GMP Securities LP’s (“GMP”) evaluation of HudBay’s now-terminated acquisition of Lundin Mining Corporation, but neglects to inform shareholders that the results quoted in the circular were from “stress test” scenarios requested by HudBay’s Board of Directors. The “stress test” was intended to assess the ability of the combined company to weather an extended period of depressed base metal prices in a prolonged economic downturn. What SRM fails to mention is that the results using consensus expectations support GMP’s fairness opinion. SRM goes on to suggest that GMP was unable to render a valid opinion as it did not have access to enough information about HudBay, an allegation that is blatantly false. HudBay disclosed to GMP all information relevant to its fairness opinion.

HudBay believes SRM still has not been forthright and transparent about its true intentions for the company. SRM rejected HudBay’s compromise offer of two board seats, which is completely reasonable for a 10% shareholder. HudBay’s only condition in making this offer was that SRM would effectively agree to cease its hostilities towards HudBay. HudBay’s current Board of Directors continues to believe SRM’s objective is to gain control of HudBay without compensating the company’s shareholders.

HudBay will host a conference call on Monday, March 16, 2009 at 10:00 a.m. ET in which Mr. Benner will review HudBay’s corporate strategy and answer questions about his interim appointment (please see details below):

Conference Call and Webcast

Date:	Monday, March 16, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3424 or 800-732-0232
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21301062#

The conference call replay will be available until midnight (Eastern Time) on March 25, 2009. An archived audio webcast of the call also will be available on HudBay Minerals’ website.

HudBay’s current Board of Directors urges shareholders to vote the BLUE proxy AGAINST the resolution to remove the current HudBay Board of Directors and replace them with nominees of SRM at the company’s special meeting of shareholders scheduled for 10:00 a.m. ET on March 25, 2009 at the Design Exchange in Toronto.

*	Permission to quote from Glass Lewis & Co. was neither sought nor obtained.

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News Release 2009 – No. 17: Leading independent advisory firm recommends HudBay shareholders vote against SRM’s resolution

Voting Instructions for BENEFICIAL (NON-REGISTERED) SHAREHOLDERS

If your common shares are held in a brokerage account a BLUE voting instruction form or BLUE proxy was mailed to you. Only vote the BLUE voting instruction form or BLUE proxy as follows:

Canadian Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your BLUE proxy to (905) 507-7793 or toll free at 1-866-623-5305 to ensure it is received before the deadline.

U.S. Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Voting Instructions for REGISTERED SHAREHOLDERS

If the common shares are held in your own name, fax the BLUE proxy to Equity Transfer & Trust Company at 416-595-9593 or Kingsdale at 416-867-2271 or 1-866-545-5580 or visit www.voteproxyonline.com and enter your control number.

For assistance in voting your BLUE proxy, please contact HudBay’s proxy solicitation agent, Kingsdale Shareholder Services Inc., at toll-free 1-866-581-0508 or 1-416-867-2272.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the shareholders’ meeting scheduled for March 25, 2009, the intentions of SRM, and the strategy and intentions of HudBay and its board of directors. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007, and as contained in the Management Discussion and Analysis for the three and nine month period ended September 30, 2008, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

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News Release 2009 – No. 17: Leading independent advisory firm recommends HudBay shareholders vote against SRM’s resolution

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-P)

(HBM-G)

For further information, please contact:

Investor Relations contact:	Media contact:
HudBay Minerals Inc.	Barnes McInerney Inc.
Annemarie Brissenden	John Vincic
Manager, Investor Relations	Executive Vice President
(416) 362 0615	(416) 367-5000 ext. 249
Email: annemarie.brissenden@hudbayminerals.com	Email: jvincic@barnesmcinerney.com

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News Release 2009 – No. 17: Leading independent advisory firm recommends HudBay shareholders vote against SRM’s resolution